Mail Stop 6010
Via Facsimile and U.S. Mail

December 18, 2007

Mr. Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

> **Re:** **Odyssey Re Holdings Corp.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 1-16535**

Dear Mr. Barnard:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

General

1. We note that you relied on five reinsurance brokerage firms for 61.8% of your reinsurance gross premiums. Please tell us if you have any agreements or arrangements with these brokers. If you do have any agreements or arrangements, please provide us with an analysis supporting your determination that you are not substantially dependent on any of these agreements or arrangements and that they are not required to be filed as exhibits.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comment.

Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sonia Barros, Staff Attorney, at (202) 551-3655 or Michael Reedich, Special Counsel at (202) 551-3612 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant